SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

LAIX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

50736W105**

(CUSIP Number)

Glenn Solomon

3000 Sand Hill Road Building 4, Suite 230

Menlo Park, California 94025

United States of America

(650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 50736W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “LAIX.” Each ADS represents fourteen Class A ordinary shares of the Issuer (the “Class A Ordinary Shares”). No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50736W105	13D	Page 2

1.	Name of Reporting Persons GGV Capital IV L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,389,434 Ordinary Shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,389,434 Ordinary Shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,389,434 Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.4% of Class A Ordinary Shares (8.8% of Ordinary Shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital IV L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 4,389,434 Class A Ordinary Shares represented by 313,531 ADSs held by GGV Capital IV L.P. Each ADS represents fourteen Class A ordinary shares. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 ordinary shares (“Ordinary Shares”) (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B ordinary shares (“Class B Ordinary Shares”)) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

2

CUSIP No. 50736W105	13D	Page 3

1.	Name of Reporting Persons GGV Capital IV Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 93,044 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 93,044 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,044 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.3% of Class A ordinary shares (0.2% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 93,044 Class A ordinary shares represented by 6,646 ADSs held by GGV Capital IV Entrepreneurs Fund L.P. Each ADS represents fourteen Class A ordinary shares. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

3

CUSIP No. 50736W105	13D	Page 4

1.	Name of Reporting Persons GGV Capital Select L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 799,988 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 799,988 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 799,988 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.6% of Class A ordinary shares (1.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 799,988 Class A ordinary shares represented by 57,142 ADS held by GGV Capital Select L.P. Each ADS represents fourteen Class A ordinary shares. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

4

CUSIP No. 50736W105	13D	Page 5

1.	Name of Reporting Persons GGV Capital IV L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,482,478 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,482,478 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,482,478 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.7% of Class A ordinary shares (8.9% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 4,389,434 Class A ordinary shares represented by 313,531 ADSs held by GGV Capital IV L.P. and (ii) 93,044 Class A ordinary shares represented by 6,646 ADSs held by GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

5

CUSIP No. 50736W105	13D	Page 6

1.	Name of Reporting Persons GGV Capital Select L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 799,988 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 799,988 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 799,988 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.6% of Class A ordinary shares (1.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 799,988 Class A ordinary shares represented by 57,142 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

6

CUSIP No. 50736W105	13D	Page 7

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,282,466 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,282,466 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,282,466 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.4% of Class A ordinary shares (10.5% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 4,389,434 Class A ordinary shares represented by 313,531 ADSs held by GGV Capital IV L.P., (ii) 93,044 Class A ordinary shares represented by 6,646 ADSs held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 799,988 Class A ordinary shares represented by 57,142 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

7

CUSIP No. 50736W105	13D	Page 8

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,282,466 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,282,466 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,282,466 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.4% of Class A ordinary shares (10.5% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 4,389,434 Class A ordinary shares represented by 313,531 ADSs held by GGV Capital IV L.P., (ii) 93,044 Class A ordinary shares represented by 6,646 ADSs held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 799,988 Class A ordinary shares represented by 57,142 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

8

CUSIP No. 50736W105	13D	Page 9

1.	Name of Reporting Persons Jeffrey Gordon Richards
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,282,466 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,282,466 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,282,466 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.4% of Class A ordinary shares (10.5% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 4,389,434 Class A ordinary shares represented by 313,531 ADSs held by GGV Capital IV L.P., (ii) 93,044 Class A ordinary shares represented by 6,646 ADSs held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 799,988 Class A ordinary shares represented by 57,142 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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CUSIP No. 50736W105	13D	Page 10

1.	Name of Reporting Persons Hans Tung
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,282,466 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,282,466 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,282,466 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.4% of Class A ordinary shares (10.5% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 4,389,434 Class A ordinary shares represented by 313,531 ADSs held by GGV Capital IV L.P., (ii) 93,044 Class A ordinary shares represented by 6,646 ADSs held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 799,988 Class A ordinary shares represented by 57,142 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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CUSIP No. 50736W105	13D	Page 11

1.	Name of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,282,466 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,282,466 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,282,466 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.4% of Class A ordinary shares (10.5% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 4,389,434 Class A ordinary shares represented by 313,531 ADSs held by GGV Capital IV L.P., (ii) 93,044 Class A ordinary shares represented by 6,646 ADSs held by GGV Capital IV Entrepreneurs Fund L.P., and (iii) 799,988 Class A ordinary shares represented by 57,142 ADSs held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

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Introductory Note: This Amendment No. 1 amends and supplements the Schedule 13D (the “Original Filing”) filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2019 on behalf of GGV Capital IV L.P., a limited partnership organized under the laws of the State of Delaware (“GGV IV”), GGV Capital IV Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware (“GGV IV Entrepreneurs”), GGV Capital IV L.L.C., a limited liability company organized under the laws of the State of Delaware (“GGV IV LLC”), GGV Capital Select L.P., a limited partnership organized under the laws of the State of Delaware (“GGV Select”), and GGV Capital Select L.L.C., a limited liability company organized under the laws of the State of Delaware (“GGV Select LLC”) (collectively, the “GGV Entities”), Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively with the GGV Entities, the “Reporting Persons”) in respect of the Class A Ordinary Shares, par value of $0.001 per share, of LAIX Inc. (the “Issuer”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Filing.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety by the following:

This statement relates to the Class A Ordinary Shares of the Issuer having its principal executive office at Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

Pursuant to an agreement and plan of merger, dated as of June 17, 2022 (the “Merger Agreement”), among Laix Infinite Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Prilingo Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer, Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving company and a wholly-owned subsidiary of Parent (the “Merger”).

Concurrently with the execution and delivery of the Merger Agreement, GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. (collectively, the “GGV Rollover Shareholders”) entered into a Rollover and Contribution Agreement with Parent and Merger Sub (the “GGV Rollover Agreement”). Pursuant to the GGV Rollover Agreement, each of the GGV Rollover Shareholders has agreed to contribute all of its Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) (the “GGV Rollover Shares”) to Merger Sub in exchange for newly-issued ordinary shares of Parent, subject to the terms and conditions set forth therein. GGV Rollover Shareholders also agreed, until the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement and (iii) the written agreement by Parent and the GGV Rollover Shareholders, not to, among other things, acquire, sell, transfer or otherwise dispose of any GGV Rollover Shares or other securities of the Issuer.

No Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

It is anticipated that, the Consortium (as defined below) intend to fund the Merger through a combination of (i) cash contributions by Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (each a “Sponsor” and collectively, the “Sponsors”) as contemplated by the equity commitment letters dated as of June 17, 2022 (each an “Equity Commitment Letter” and collectively, the “Equity Commitment Letters”) by and between Parent and the Sponsors, pursuant to which each Sponsor has agreed, subject to the terms and conditions thereof, to provide financing in an amount of US$1,000,000, for the purpose of funding the Merger consideration, any other amounts required to be paid by Parent pursuant to the Merger Agreement and other fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement and (ii) rollover financing comprised of the Rollover Shares (as defined below) by the GGV Rollover Shareholders and the Other Rollover Shareholders (as defined below) in accordance with the terms and conditions of the relevant rollover and contribution agreements entered into by Parent and Merger Sub with each of the GGV Rollover Shareholders and the Other Rollover Shareholders (as defined below).

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Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On June 17, 2022, the Issuer entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are newly-incorporated entities formed on behalf of a consortium consisting of Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Joyx Holdings Ltd., Muang Holdings Ltd. and Ulingo Holdings Ltd. (collectively, the “Consortium Rollover Shareholders”) and the Sponsors (together with the Consortium Rollover Shareholders, the “Consortium”).

Pursuant to the Merger Agreement, (a) each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $0.1357 per Ordinary Share, and (b) each of the ADSs issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive $1.90 per ADS (less applicable fees, charges and expenses payable by ADS holders), in each case, in cash, without interest and net of any applicable withholding taxes, other than (i) 16,273,054 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 19,675,674 Class B Ordinary Shares (collectively, the “Rollover Shares”) held by the GGV Rollover Shareholders and the Other Rollover Shareholders (as defined below), (ii) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) owned by Parent, Merger Sub, the Issuer or any of their respective subsidiaries, (iii) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by the depositary of the Issuer’s ADS program and reserved for issuance, settlement and allocation upon exercise or vesting of the Issuer’s options and (iv) Ordinary Shares owned by holders who have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act of the Cayman Islands. The Merger will be in the form of a “short-form” merger in accordance with section 233(7) of the Companies Act of the Cayman Islands and it does not require a shareholder vote or approval of the Issuer’s shareholders.

If the Merger is consummated, the ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would no longer be traded on the OTC Market, and the Issuer will be privately owned by the members of the Consortium, the GGV Rollover Shareholders and Other Rollover Shareholders (as defined below).

Concurrently with the execution and delivery of the Merger Agreement, GGV Rollover Shareholders entered into a the GGV Rollover Agreement with Parent and Merger Sub. Pursuant to the GGV Rollover Agreement, each of the GGV Rollover Shareholders has agreed to contribute all the GGV Rollover Shares to Merger Sub in exchange for newly-issued ordinary shares of Parent, subject to the terms and conditions set forth therein. GGV Rollover Shareholders also agreed, until the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement and (iii) the written agreement by Parent and the GGV Rollover Shareholders, not to, among other things, acquire, sell, transfer or otherwise dispose of any GGV Rollover Shares or other securities of the Issuer.

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Concurrently with the execution and delivery of the Merger Agreement and the GGV Rollover Agreement, each of IDG-Accel Growth, IDG-Accel Investors, IDG Investment V LP and IDG Investment IV LP, Trustbridge Partners V, L.P. CMC Lullaby Holdings Limited, Mirae Asset – Naver Asia Growth Investment Pte. Ltd., Cherubic Ventures SSG II Ltd, Best Venture Technology Limited, Joyx Holdings Ltd., Muang Holdings Ltd. and Ulingo Holdings Ltd. (collectively, the “Other Rollover Shareholders”) also entered into a Rollover and Contribution Agreement with Parent and Merger Sub with terms substantially similar to the terms of the GGV Rollover Agreement and pursuant to which each Other Rollover Shareholder has agreed to contribute all of its Ordinary Shares (the “Other Rollover Shares”) to Merger Sub in exchange for newly issued ordinary shares of Parent, subject to the terms and conditions set forth therein. Each of the Other Rollover Shareholders also agreed, until the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement and (iii) the written agreement by Parent and such Other Rollover Shareholders, not to, among other things, acquire, sell, transfer or otherwise dispose of any Other Rollover Shares or other securities of the Issuer.

Concurrently with the execution of the Merger Agreement, each of the Sponsors has entered into an Equity Commitment Letter with Parent, pursuant to which and subject to the terms and conditions set forth therein, each Sponsor will subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Parent and to pay (or cause to be paid) to Parent an aggregate amount in cash equal to US$1,000,000, (a) to fund (or cause to be funded) the Merger consideration and any other amounts required to be paid by Parent pursuant to the Merger Agreement, and (b) to pay (or cause to be paid) fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin and the Sponsors (collectively, the “Guarantors”) executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer whereby the Guarantors agreed to absolutely, irrevocably and unconditionally guarantee Parent’s obligation to pay the Issuer the Parent Termination Fee (as defined in the Merger Agreement) if and as required pursuant to the terms of the Merger Agreement, up to US$136,000.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the GGV Rollover Agreement, the Equity Commitment Letter entered by Tenzing Holdings 2011 Ltd., the Equity Commitment Letter entered by Sino Avenue Limited, and the Limited Guarantee, copies of which are attached hereto as is attached hereto as Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8 and Exhibit 9, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety by the following:

(a)-(b). The following information with respect to the ownership of Class A Ordinary Shares by the Reporting Persons filing this statement is provided as of July 8, 2022:

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Reporting Persons	Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares (3, 4)
GGV IV	4,389,434	4,389,434	4,389,434	4,389,434	14.4% of Class A Ordinary Shares (8.8% of Ordinary Shares)
GGV IV Entrepreneurs	93,044	93,044	93,044	93,044	0.3% of Class A Ordinary Shares (0.2% of Ordinary Shares)
GGV IV LLC (2)	0	4,482,478	4,482,478	4,482,478	14.7% of Class A Ordinary Shares (8.9% of Ordinary Shares)
GGV Select	799,988	799,988	799,988	799,988	2.6% of Class A Ordinary Shares (1.6% of Ordinary Shares)
GGV Select LLC (2)	0	799,988	799,988	799,988	2.6% of Class A Ordinary Shares (1.6% of Ordinary Shares)
Jixun Foo (2)	0	5,282,466	5,282,466	5,282,466	17.4% of Class A Ordinary Shares (10.5% of Ordinary Shares)
Glenn Solomon (2)	0	5,282,466	5,282,466	5,282,466	17.4% of Class A Ordinary Shares (10.5% of Ordinary Shares)
Jeffrey Gordon Richards (2)	0	5,282,466	5,282,466	5,282,466	17.4% of Class A Ordinary Shares (10.5% of Ordinary Shares)
Hans Tung (2)	0	5,282,466	5,282,466	5,282,466	17.4% of Class A Ordinary Shares (10.5% of Ordinary Shares)
Jenny Hong Wei Lee (2)	0	5,282,466	5,282,466	5,282,466	17.4% of Class A Ordinary Shares (10.5% of Ordinary Shares)

(1)	Represents the number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by the Reporting Persons.

(2)	GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital IV L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital IV L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 30,424,951 Class A Ordinary Shares outstanding as of March 31, 2022.

(4)	The percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is based on a total of 50,100,625 Ordinary Shares (being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares) of the Issuer outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(c). Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the past 60 days.

15

(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of ADS beneficially owned by the Reporting Persons.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

The information set forth in Items 3, 4 and 5 is hereby incorporated by reference in its entirety into this Item 6. The summaries of certain provisions of the Merger Agreement, the GGV Rollover Agreement, the Equity Commitment Letter entered by Tenzing Holdings 2011 Ltd., the Equity Commitment Letter entered by Sino Avenue Limited, and the Limited Guarantee are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements in this Item 6 are filed herewith as Exhibits 5 through 9 and are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit 5 – Agreement and Plan of Merger dated June 17, 2022 by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on June 17, 2022).

Exhibit 6 – Rollover and Contribution Agreement dated as of June 17, 2022 by and among Parent, Merger Sub and the GGV Rollover Shareholders.

Exhibit 7 – Equity Commitment Letter dated June 17, 2022 by and between Parent and Tenzing Holdings 2011 Ltd. (incorporated by reference to Exhibit H to the Schedule 13D/A filed by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings Ltd., Muang Holdings Ltd., Ulingo Holdings Ltd. and Best Venture Technology Limited on June 21, 2022)

Exhibit 8 – Equity Commitment Letter dated June 17, 2022 by and between Parent and Sino Avenue Limited. (incorporated by reference to Exhibit I to the Schedule 13D/A filed by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings Ltd., Muang Holdings Ltd., Ulingo Holdings Ltd. and Best Venture Technology Limited on June 21, 2022)

Exhibit 9 – Limited Guarantee dated June 17, 2022 by and among Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, the Sponsors and the Company. (incorporated by reference to Exhibit N to the Schedule 13D/A filed by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings Ltd., Muang Holdings Ltd., Ulingo Holdings Ltd. and Best Venture Technology Limited on June 21, 2022)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2022

GGV CAPITAL IV L.P.

GGV CAPITAL IV ENTREPRENEURS FUND L.P.

BY:	GGV CAPITAL IV L.L.C.
ITS:	GENERAL PARTNER

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL IV L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL SELECT L.P. BY: GGV CAPITAL SELECT L.L.C. ITS: GENERAL PARTNER

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL SELECT L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee

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